                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1


                             SMALL WORLD KIDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83167N203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
      * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Calliope Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237865
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

      * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

      * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
      * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

-------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 83167N203
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF        5     SOLE VOTING POWER:
SHARES
BENEFICIALLY           0 shares of Common Stock.*
OWNED            ---------------------------------------------------------------
BY EACH          6     SHARED VOTING POWER:
REPORTING
PERSON                 540,516 shares of Common Stock.*
                 ---------------------------------------------------------------
                 7     SOLE DISPOSITIVE POWER:

                       0 shares of Common Stock.*
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER:

                       540,516 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,516 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: SMALL WORLD KIDS, INC.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            5711 Buckingham Parkway, Culver City, CA  90230

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G, as amended, is also filed on behalf of Calliope Corporation, a Delaware corporation, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Eugene Grin and David Grin. Calliope Corporation is a wholly owned subsidiary of Laurus Master Fund Ltd. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., Calliope Corporation, Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp reported in this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Calliope Corporation, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor,
            New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 83167N203

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)         Amount Beneficially Owned: 540,516 shares of Common
                        Stock*

            (b)         Percent of Class: 9.99%*

            (c)         Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                        (ii)        shared power to vote or to direct the vote:
                                    540,516 shares of Common Stock*

                        (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                        (iv) shared power to dispose or to direct the disposition of: 540,516 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable


Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
            * Based on 5,410,575 shares of common stock, par value $0.01 per share (the "Shares"), of Small World Kids, Inc., a Nevada corporation (the "Company"), outstanding as of May 21, 2007, as represented by the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Calliope Corporation ("Calliope") and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with the Fund, Valens U.S. and Calliope, the "Investors"), collectively, held (i) a warrant (the "February Warrant") to acquire 1,036,000 Shares, at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a Warrant (the "January Warrant" and together with the February Warrant, the "Warrants") to acquire 595,807 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 88,527 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC. Valens U.S. and Valens OFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2008
                                              ----------------------------------
                                              Date

                                              LAURUS MASTER FUND, LTD.

                                              /s/ David Grin
                                              ----------------------------------
                                              David Grin
                                              Director

                                   APPENDIX A


A.    Name:                         Calliope Corporation,
                                    a Delaware corporation
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Place of Organization:        Delaware

B.    Name:                         Laurus Capital Management, LLC,
                                    a Delaware limited liability company
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Place of Organization:        Delaware

C.    Name:                         Valens U.S. SPV I, LLC,
                                    a Delaware limited liability company
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Place of Organization:        Delaware

D.    Name:                         Valens Offshore SPV II, Corp.,
                                    a Delaware limited liability company
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Place of Organization:        Delaware

E.    Name:                         Valens Capital Management, LLC,
                                    a Delaware limited liability company
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Place of Organization:        Delaware

F.    Name:                         Eugene Grin
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC
      Citizenship:                  United States

G.    Name:                         David Grin
      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017
      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC
      Citizenship:                  Israel

Each of Calliope Corporation, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Calliope Corporation

/s/ David Grin
----------------------------------
    David Grin
    Principal
    February 14, 2008


Laurus Capital Management, LLC

/s/ David Grin
----------------------------------
    David Grin
    Principal
    February 14, 2008


Valens U.S. SPV I, LLC
Valens Offshore SPV II, Corp.

By: Valens Capital Management, LLC
Individually and as investment manager

/s/ David Grin
----------------------------------
    David Grin
    Authorized Signatory
    February 14, 2008



/s/ David Grin
----------------------------------
    David Grin, on his individual behalf
    February 14, 2008



/s/ Eugene Grin
----------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2008